UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku,

Tokyo, 107-8414, Japan.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on June 22, 2012 regarding Voting Results for Proposals Acted upon at the 143rd Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 26, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

[Cover]

Document to be filed:	Extraordinary Report

Filing to:	Director-General of the Kanto Local Finance Bureau

Date of filing:	June 22, 2012

Company name (Japanese):	(Kabushiki Kaisha Komatsu Seisakusho)

Company name (English):	Komatsu Ltd.

Title and name of representative:	Kunio Noji, President and Representative Director

Location of head office:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Place of contact:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan

Telephone number:	+81-3-5561-2614

Contact person:	Yoshirou Katae, General Manager of General Affairs Department

Places where the document to be filed is available for public inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi-kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka City, Osaka)

1. Reason for filing

At the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd. held on June 20, 2012, resolutions of items for resolution were made, therefore, this Extraordinary Report is filed pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. of Japan.

2. Content of report

(1)	Date of the General Meeting of Shareholders

June 20, 2012

(2)	Detail of the items for resolution

Item 1:	Appropriation of Surplus

The year-end dividend (year-end dividend of surplus) will be JPY 21 per one (1) common share of the Company.

Item 2:	Election of Ten (10) Directors

Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Mamoru Hironaka, Tetsuji Ohashi, Mikio Fujitsuka, Fujitoshi Takamura, Kensuke Hotta, Noriaki Kano and Kouichi Ikeda will be elected as Directors.

Item 3:	Election of One (1) Corporate Auditor

Mr. Makoto Morimoto will be elected as a Corporate Auditor.

Item 4:	Payment of Bonuses for Directors

The Company will pay bonuses within the range of JPY 339 million in total to the ten (10) Directors who were in office as of the end of the 143rd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Revision of the Amount of Remuneration for Corporate Auditors

The remuneration amount for Corporate Auditors will be revised to a maximum of JPY 13.50 million per month.

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company will issue Stock Acquisition Rights without consideration of no more than 2,555 units (the maximum number of common stock of the Company subject to Stock Acquisition Rights shall be 255,500 shares) as stock-based remuneration to employees of the Company and Directors of major subsidiaries of the Company and the Company’s Board of Directors will be given the authority to issue such Stock Acquisition Rights.

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(3)	Number of voting rights that were exercised as the manifestation of the intention of approval, disapproval or abstention for the items for resolution; requirements for adoption thereof; and resolution results thereof

Items for Resolution	Approved	Disapproved	Abstained	Requirement for Adoption	Resolution Result (Approval Ratio)
Item 1	7,028,577	10,868	20,056	(Note 1)	Approved (96.66%)
Item 2				(Note 2)
Mr. Masahiro Sakane	6,984,912	54,423	20,001		Approved (96.06%)
Mr. Kunio Noji	6,977,953	61,362	20,023		Approved (95.96%)
Mr. Yoshinori Komamura	6,971,139	63,804	24,391		Approved (95.87%)
Mr. Mamoru Hironaka	6,965,421	69,544	24,368		Approved (95.79%)
Mr. Tetsuji Ohashi	6,965,626	69,317	24,391		Approved (95.79%)
Mr. Mikio Fujitsuka	6,951,703	83,240	24,391		Approved (95.60%)
Mr. Fujitoshi Takamura	6,965,610	69,356	24,368		Approved (95.79%)
Mr. Kensuke Hotta	6,764,455	269,905	24,975		Approved (93.03%)
Dr. Noriaki Kano	7,002,770	35,950	20,618		Approved (96.30%)
Mr. Kouichi Ikeda	6,997,754	40,910	20,673		Approved (96.23%)
Item 3				(Note 2)
Mr. Makoto Morimoto	6,740,724	299,172	19,653		Approved (92.70%)
Item 4	6,708,804	328,715	21,831	(Note 1)	Approved (92.26%)
Item 5	6,930,486	108,648	20,195	(Note 1)	Approved (95.31%)
Item 6	6,895,017	149,294	15,230	(Note 3)	Approved (94.82%)

Notes:

1.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.
2.	The requirement for adoption is a majority of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.
3.	The requirement for adoption is two thirds or more of the affirmative voting rights of the shareholders present at the meeting where the shareholders holding one third or more of the voting rights of shareholders who are entitled to exercise their voting rights are present.
4.	The approval ratio was calculated by adding the number of voting rights of all of the shareholders present at the meeting to the denominator.

(4)	Reason why a portion of the number of voting rights of the shareholders present at the meeting were not included in the number of voting rights

By regarding the number of voting rights exercised by the date immediately before the date of the meeting and the number of voting rights of some of the shareholders present at the meeting whose intention of approval or disapproval of each item was confirmed as the total number of voting rights, the requirement for adoption of each item was satisfied and resolutions have been legally adopted pursuant to the Corporation Act of Japan. Therefore, the number of voting rights whose intention of approval, disapproval or abstention was not confirmed has not been included in the calculation.

END

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